Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES PRELIMINARY RESULTS

OF SUBSTANTIAL ISSUER BID

Valcourt, Québec, May 9, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today announced the preliminary results of its substantial issuer bid (“SIB”), pursuant to which BRP offered to purchase for cancellation a number of its subordinate voting shares (“Shares”) for an aggregate purchase price not to exceed $250 million at a purchase price of not less than $103.00 and not more than $123.00 per Share. The SIB expired at 5:00 p.m. (Montreal time) on Friday, May 6, 2022. All dollar amounts are in Canadian dollars.

In accordance with the terms and conditions of the SIB and based on the preliminary calculation of Computershare Investor Services Inc. (“Computershare”) as depositary for the SIB, BRP expects to take up and pay for 2,427,184 Shares at a price of $103.00 per Share under the SIB, representing an aggregate purchase price of approximately $250 million and approximately 3% of the total number of BRP’s issued and outstanding Shares and multiple voting shares before giving effect to the SIB.

A total of 2,653,165 Shares were validly tendered and not withdrawn pursuant to auction tenders at or below the purchase price and purchase price tenders. Since the SIB was oversubscribed, shareholders who made auction tenders at or below the purchase price and purchase price tenders will have the number of Shares purchased prorated following the determination of the final results of the SIB (other than “odd lot” tenders, which are not subject to proration). BRP currently expects that shareholders who made auction tenders at or below the purchase price and purchase price tenders will have approximately 91% of their successfully tendered Shares purchased by BRP.

After giving effect to the SIB, BRP expects to have 36,355,652 Shares and 42,328,979 multiple voting shares issued and outstanding.

The number of Shares to be purchased, the proration factor and the purchase price referred to above are preliminary, remain subject to verification by Computershare and assume that all Shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. Upon take up and payment of the Shares purchased, BRP will release the final results, including the final proration factor.

The full details of the SIB are described in the offer to purchase and issuer bid circular dated March 31, 2022, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell BRP’s shares.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including, but not limited to, statements relating to the SIB, the actual number of Shares to be taken up and paid for in connection with the SIB, the purchase price, the proration factor, and the number of Shares and multiple voting shares expected to be issued and outstanding after completion of the SIB, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in the offer to purchase and in BRP’s annual information form dated March 24, 2022.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce is made up of close to 20,000 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

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For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com